Hypo Real Estate
HOLDING

RECEIVED
2006 APR -6 P 12:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

03.04.2006-Disclosure pursuant to sec. 25 par. 1 of the German Securities Trading Act (WpHG) – Th Group Companies

Pursuant to sec. 21 par. 1 WpHG, The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA- notified Hypo Real Estate Holding AG on 28 March 2006 of the following:

On 21 March 2006 our share of voting rights in Hypo Real Estate Holding AG in Munich (the "Company") fell sh threshold. Our share of voting rights now amounts to 4,786 %. This corresponds to 6.417.022 votes. All of the aforementioned voting rights are to be ascribed to us in accordance with sec. 22 par. 1 sent. 1 no. 6 in connec 2 and 3 WpHG.

Hypo Real Estate Holding AG
Management Board

06012277

SUPPL

PROCESSED
APR 06 2006
THOMSON
FINANCIAL

RECEIVED
2006 APR -6 P 12:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Hypo Real Estate Foundation offers Architecture Award for outstanding Commercial Buildings for the eighth time – New award for young architects

Munich, 30 March 2006: For the eighth time Hypo Real Estate Foundation is inviting architects across Germany to submit entries for the Architecture Award for Exemplary Commercial Buildings in the amount of 20.000 €.

In addition to this reputable award, a junior award was introduced this year. It is also awarded for outstanding commercial building designs and offers a public platform for the frequently excellent work submitted by students. This award amounts to 10.000 €.

Both competitions are organised under the auspices of the German Federal Minister of Transport, Construction and Urban Affairs and the Association of German Architects (BDA). Both architects and students of architecture are eligible to participate in the competition. The deadline for submissions is June 12, 2006.

An independent jury will evaluate the designs submitted and award prizes for the best in July 2006. The members of the jury are:

- Peter Fröhlich, Ministerial Counsellor ("Ministerialrat") in the Federal Ministry of Transport, Construction and Urban Affairs, Berlin
- Dipl.-Ing. Kaspar Kraemer, President of the Association of German Architects (BDA), Cologne
- Dr. Dieter Bartetzko, architecture critic of Frankfurter Allgemeine Zeitung, Frankfurt

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

- Prof. Kees Christiaanse, ETH Zurich, KCAP architects & planners, Rotterdam
- Prof. Dipl.-Ing. Eckhard Gerber, architect BDA, DWB, Dortmund
- Prof. Dipl.-Ing. Ulrike Lauber, Munich/Berlin
- Prof. Dipl.-Ing. Helmut C. Schulitz, architect BDA, Braunschweig
- Prof. Dipl.-Ing. Christiane Thalgott, City Building Counsellor, Munich

"With the eighth Architecture Award, Hypo Real Estate Foundation is continuing a successful tradition," says Manuela Better, Chair of the Board of Hypo Real Estate Foundation. „We look forward to receiving designs that will convince by exceptional creativity and clever implementation and which establish a successful balance between economic utility and outstanding architecture. With our new award for junior architects, we want to motivate and support new talent. Both awards also aim to promote dialogue between experienced and young architects, contractors and investors."

Hypo Real Estate Foundation

Hypo Real Estate Foundation is an independent legally incorporated foundation and was established in 1987 by the former Westfälische Hypothekenbank –one of the predecessor banks of Hypo Real Estate Bank AG. The foundation dedicates itself exclusively to non-profit activities. It sponsors competitions, concerts and exhibitions and supports outstanding young artists and talents. The foundation's Architecture Award has been awarded since 1992 for aesthetically and ecologically outstanding commercial buildings. Winners of the foundation's Architecture Award 2004 were the architect team THS/PASD Feldmeier+Wrede (conversion of the former mine Zeche Nordstern in Gelsenkirchen), Anin, Jeromin, Fitilidis & Partner from Düsseldorf (the new office building Gelsenwasser in

Gelsenkirchen) and ASTOC Architects & Planners GmbH & Co.KG (the new office complex Holzhafen Bürogebäude Ost, Hamburg).

Further information:

For further information on the Architecture Awards of Hypo Real Estate Foundation and the formal prerequisites for submitting entries, please consult our website at:

www.hyporealestatebank.de/stiftung/architekturpreis

Press contact:

Hypo Real Estate Foundation/Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
Email:oliver.gruss@hyporealestate.com

Contact for competition participants:

Hypo Real Estate Foundation/Hypo Real Estate Bank AG
Gerhard Reißmüller
Fon.: +49 (0)89 2880 10802
E-Mail: gerhard.reissmueller@hyporealestate.de